Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

March 28, 2022.

Item 3 News Release

The press release attached as Schedule “A” was released on March 28, 2022 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

March 28, 2022.

Bitfarms Reports Revenues Up 426% to $60 Million for
Q4 2021 and Up 388% to $169 million in 2021 vs. Prior
Periods

- Mined 3,453 Bitcoin in 2021 at an Average Cost of $8,100/Bitcoin -

- Net Income improved to $10 million in Q4 2021, up from Net Loss of $5 million in Q4 2020 -

- Adjusted EBITDA increased to $44 million in Q4 2021, up from $4 million in Q4 2020 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (March 28, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, reported its financial results for the quarter ended December 31, 2021. All financial references are in US dollars. During Q4 2021, Bitfarms mined 1,045 Bitcoin (BTC) at an average cost of production of $8,000/BTC*. For the full year 2021, Bitfarms mined 3,453 BTC at an average cost of production of $8,100/BTC.

“2021 marked a year of exceptional growth as we delivered fourth quarter and full-year 2021 revenue increases of 426% and 388%, respectively, compared to the same periods in 2020,” said Geoff Morphy, Bitfarms’ President and COO. “We drove growth by increasing our hashrate 131% in 2021, and we estimate that we expanded our market share from ~0.6% share of the BTC network to ~1.2% share from year-end 2020 to year-end 2021. From our original base of operations in Canada, we have made significant investments in the United States, Paraguay, and Argentina. We also strengthened management with newly created executive positions internationally in key areas of special projects, human resources, marketing, and corporate affairs.

“In 2022, we are better positioned than ever to scale our global operations and continue to invest aggressively to cost-effectively gain market share. As of March 25th, our hashrate is 2.7 exahash per second (EH/s), up 23% for the year-to-date, and continues to outpace the BTC network’s 20% growth over the same period. With eight farms currently in production and a total of 10 planned to be operational this year, we expect to exceed 3 EH/s in early April and are continuing to work towards achieving our target of 8 EH/s by year-end 2022,” added Geoff Morphy.

Q4 2021 and Recent Financial Highlights

●	Increased total revenues to $60 million, up 33%, from $45 million in Q3 2021.
●	Improved Q4 2021 net income to $10 million, up from net loss of $5 million in Q4 2020.
●	Increased gross mining margin** to 84%, up from 82% in Q3 2021.
●	Improved Adjusted EBITDA**, to $44 million, or 74% of revenue, up from $32 million, or 71% of revenue, in Q3 2021.
●	At December 31, 2021, held $126 million in cash and 3,301 BTC valued at approximately $153 million, based upon a Bitcoin price of approximately $46,300 as reported by Coinmarketcap.com at December 31, 2021, and had working capital of $186 million.
●	Secured $100 million BTC-backed credit facility.
●	On January 6, 2022, purchased 1,000 BTC for $43 million, adding to BTC treasury holdings.
●	On February 24, 2022, entered into a $32 million equipment financing agreement.

*	Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.
**	Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A.

Recent Operating Highlights

●	Achieved by March 25, 2022, as compared to December 31, 2021:
◦	2.7 EH/s hashrate, up 23% from 2.2 EH/s.
◦	121 MW in production on 8 farms, up from 106 MW on 6 farms.
●	Received and installed over 7,000 miners in Q4 2021.
●	Nearly 11,000 miners received or are in transit to date in 2022, with the majority now in production and other installations underway at multiple farms.
●	Commenced production at The Bunker in the City of Sherbrooke, Québec, adding capacity of 12 MW.
●	Acquired additional location, known as Garlock, in the City of Sherbrooke, to develop an 18 MW facility intended to replace the existing de la Pointe facility scheduled to be retired in February 2023.
●	Commenced production at 10 MW farm in Paraguay.
●	Expanded management team to support growth with the additions of VP Special Projects, VP Human Resources, VP Marketing, and VP Corporate Affairs.

2022 Expansion Plan Update

The Company believes its existing orders of miners and contracted infrastructure expansion have the potential to produce approximately 7.2 EH/s by the end of 2022, based upon the current facility development and deployment schedule that includes the construction of two warehouse facilities in Rio Cuarto, Argentina, currently expected to be operational in December 2021. The Company continues to develop opportunities, including additions and alternatives to its currently contracted infrastructure expansion, to reach its 8.0 EH/s target by year-end. Achievement of these targets is dependent on meeting construction timelines and sourcing of supplies.

“As we develop our farms, we assess the cost effectiveness of our expansion on an ongoing basis. In Argentina, we are reviewing the short-term and long-term impact of higher global energy prices witnessed since the start of 2022 and our ability to utilize up to 210 megawatts (MW) of infrastructure capacity in 2022 at previously anticipated rates,” noted Geoff Morphy. “Opportunities are being assessed continually in all of our current geographic regions to implement cost effective growth in light of market conditions,” added Morphy.

Financing Update

On August 16, 2021, the Company entered into and commenced an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through September 30, 2021, the Company issued 6,329,615 common shares in exchange for gross proceeds of $36.4 million, at an average share price of approximately $5.75, and received net proceeds of $35.2 million after paying commissions of $1.1 million to the Agent and incurring 0.1 million of other transaction fees.

During the three months ended December 31, 2021, the Company issued 17,593,313 common shares in exchange for gross proceeds of $113.9 million, at an average share price of approximately $6.47, and received net proceeds of $110.4 million after paying commissions of $3.4 million to the Agent and incurring $0.1 million of other transaction fees.

Subsequent to quarter-end through March 25, 2022, the Company issued 6,445,709 common shares in exchange for gross proceeds of $25.6 million, at an average share price of approximately $3.97, and received net proceeds of $24.8 million after paying commissions of $0.8 million to the Agent and incurring $25,000 of other transaction fees.

Overall, from its commencement through March 28, 2022, total gross proceeds of $175.9 million have been raised under the ATM Program.

Other financing activities included initiating a $100 million BTC-backed credit facility on December 31, 2021, of which $60 million has been drawn and is outstanding, and entering into a $32 million equipment financing agreement on February 24, 2022.

“To support our ongoing growth, we have sought to implement a balanced and flexible financing strategy comprised of an opportunistic mix of equity, via our ATM, and non-dilutive, non-recourse, debt financing,” said Jeffrey Lucas, CFO of Bitfarms.

Financial Results for the Quarter ended December 31, 2021

In Q4 2021, the Company generated revenues of $60 million, up $48 million, or 426%, compared to Q4 2020.

Q4 2021 gross mining profit and gross mining margin were $49 million and 84%, compared to $5 million and 53% in Q4 2020, respectively.

In Q4 2021, the Company mined 1,045 BTC for an average cost of production per BTC of $8,000 in Q4 2021, compared to $7,500 in Q4 2020.

Operating income for Q4 2021 was $15 million, compared to $366,000 in Q4 2020. Q4 2021 net income was $10 million, or $0.05 per diluted share, compared to a net loss of $5 million, or $(0.06) per diluted share, in Q4 2020. Q4 2021 EBITDA and EBITDA margin were $29 million and 49%, up from a loss of $500,000 and negative 4% in Q4 2020, respectively. Q4 2021 Adjusted EBITDA was $44 million, resulting in an Adjusted EBITDA margin of 74%, compared to $4 million and 31% in Q4 2020, respectively.

At December 31, 2021, the Company held $126 million in cash and 3,301 BTC, of which 1,875 collateralized $60 million in debt.

Financial Results for the Year-ended December 31, 2021

In 2021, the Company generated revenues of $169 million, up $134 million, or 383%, compared to 2020.

2021 gross profit was $111 million, or 66% gross margin, compared to $3 million, or 8% gross margin, in 2020.

In 2021, the Company mined 3,453 Bitcoin for an average cost of production per BTC of $8,100 in 2021.

Operating income was $64 million in 2021, compared to a loss of $7 million in 2020. Net income was $22 million, or $0.13 per diluted share, in 2021, compared to a loss of $16 million, or $(0.19) per share, in 2020. EBITDA was $71 million, with EBITDA margin of 42% compared to $1 million, with EBITDA margin of 4%, in 2020. Adjusted EBITDA was $119 million, with f70% Adjusted EBITDA margin, compared to $8 million, and 23% Adjusted EBITDA margin, in 2020.

Cost of Production per BTC in 2021 (Rounded to nearest $100)

Q4 2021:	Q3 2021:	Q2 2021:	Q1 2021:
$8,000	$6,900	$9,000	$8,400

Bitfarms’ average cost of production for all of 2021 was $8,100, among the lowest known in the industry. The cost of production in Q3 2021 was lower than other 2021 quarterly periods primarily due to disruptions during that period in China that affected the global BTC network.

Conference Call

Management will host a conference call and live webcast with accompanying presentation today, Monday, March 28, 11 a.m. ET to review the financial results. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions. The conference call will also be available through a live webcast found here: Live Webcast .

The presentation can also be downloaded from the investors section of the website www.bitfarms.com. Registered participants received their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through April 4, 2022 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 4794660. A presentation of the Q4 2021 results will be accessible on Monday, March 28, 2022, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as a Venture 50 Winner, placing first in the Technology sector.

Operationally, Bitfarms has a diversified production platform with six industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long term power contracts. Bitfarms is currently the only publicly traded pure-play crypto mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations in respect to the benefits of acquiring and holding Bitcoin, its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

Bitfarms Ltd. Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Revenues	59,598	11,324	48,274	426%	169,491	34,703	134,788	388%
Cost of sales	20,613	8,580	12,033	140%	58,371	31,830	26,541	83%
Gross profit	38,985	2,744	36,241	nm	111,120	2,873	108,247	nm
Gross margin	65%	24%	—	—	66%	8%	—	—
General and administrative expenses	18,928	2,265	16,663	736%	43,238	8,250	34,988	424%
Loss (gain) on disposition of digital assets	137	(65)	202	311%	289	(88)	377	428%
Loss on revaluation of digital assets	3,869	—	3,869	100%	4,861	—	4,861	100%
Loss (gain) on disposition of property, plant and equipment	(753)	178	(931)	(523%)	(848)	1,442	(2,290)	(159%)
Impairment on property, plant and equipment	1,800	—	1,800	100%	1,800	—	1,800	100%
Impairment reversal on property, plant and equipment	—	—	—	—	(1,860)	—	(1,860)	(100%)
Operating income (loss)	15,004	366	14,638	nm	63,640	(6,731)	70,371	nm
Operating margin	25%	3%	—	—	38%	(19%)	—	—
Net financial expenses (income)	(2,933)	5,456	(8,389)	(154%)	21,003	9,386	11,617	124%
Net income (loss) before income taxes	17,937	(5,090)	23,027	452%	42,637	(16,117)	58,754	365%
Income tax expense	8,260	284	7,976	nm	20,507	172	20,335	nm
Net income (loss)	9,677	(5,374)	15,051	280%	22,130	(16,289)	38,419	236%
Basic earnings (loss) per share	0.05	(0.06)	—	—	0.14	(0.19)	—	—
Diluted earnings (loss) per share	0.05	(0.06)	—	—	0.13	(0.19)	—	—
Gross mining profit (1)	49,055	5,461	43,594	798%	134,884	13,782	121,102	879%
Gross mining margin (1)	84%	53%	—	—	82%	43%	—	—
EBITDA (1)	29,061	(500)	29,561	nm	70,533	1,473	69,060	nm
EBITDA margin (1)	49%	(4%)	—	—	42%	4%	—	—
Adjusted EBITDA (1)	44,013	3,556	40,457	nm	119,400	8,019	111,381	nm
Adjusted EBITDA margin (1)	74%	31%	—	—	70%	23%	—	—

nm: not meaningful

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Net income (loss) before income taxes	17,937	(5,090)	23,027	452%	42,637	(16,117)	58,754	365%
Interest expense	837	1,756	(919)	(52%)	3,420	6,104	(2,684)	(44%)
Depreciation and amortization	10,287	2,834	7,453	263%	24,476	11,486	12,990	113%
EBITDA	29,061	(500)	29,561	nm	70,533	1,473	69,060	nm
Share based payment	10,036	403	9,633	nm	22,585	2,201	20,384	926%
Loss on revaluation of digital assets	3,869	—	3,869	100%	4,861	—	4,861	100%
Impairment on property, plant and equipment	1,800	—	1,800	100%	1,800	—	1,800	100%
Impairment reversal on property, plant and equipment	—	—	—	—	(1,860)	—	(1,860)	(100%)
Net financial expenses (income) and other	(753)	3,653	(4,406)	(121%)	21,481	4,345	17,136	394%
Adjusted EBITDA	44,013	3,556	40,457	nm	119,400	8,019	111,381	nm

Bitfarms Ltd. Calculation of Gross Mining Profit & Gross Mining Margin

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Gross profit	38,985	2,744	36,241	nm	111,120	2,873	108,247	nm
Non-mining revenues (1)	(1,206)	(1,026)	(180)	18%	(4,425)	(2,637)	(1,788)	68%
Depreciation and amortization	10,287	2,834	7,453	263%	24,476	11,486	12,990	113%
Purchases of electrical components and other	560	567	(7)	(1)%	1,986	1,153	833	72%
Electrician salaries and payroll taxes	429	342	87	25%	1,727	907	820	90%
Gross mining profit (2)	49,055	5,461	43,594	798%	134,884	13,782	121,102	879%
Gross mining margin	84%	53%	—	—	82%	43%	—	—

(1)	Non-mining revenues reconciliation:

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Revenues	59,598	11,324	48,274	426%	169,491	34,703	134,788	388%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(58,392)	(9,701)	(48,691)	502%	(164,393)	(31,125)	(133,268)	428%
Hosting revenues	—	(597)	597	100%	(673)	(941)	268	(28)%
Non-mining revenues	1,206	1,026	180	18%	4,425	2,637	1,788	68%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.